

02041670

As furnished to the Securities and Exchange Commission on June 20, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
6-20-02

Report of Foreign Private Issuer
Dated June 20, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich
Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group strengthens Winterthur's capital base

Zurich, June 20, 2002 – Credit Suisse Group has strengthened the capital base of Winterthur (Life & Pensions and Insurance divisions) with CHF 600 million. This capital injection will serve to reinforce Winterthur's solvency margin, which had decreased as a result of negative financial market performance as well as the strong organic growth of the business.

In addition, a Credit Suisse Group finance company successfully placed a GBP 500 million subordinated perpetual bond in the Euro capital market earlier this month, the full proceeds of which were supplied to Winterthur as alternative solvency capital. In coordination, these two transactions will ensure that Winterthur retains an adequate capital base. Credit Suisse Group continues to believe that the growth prospects and outlook for its life and non-life insurance businesses remain attractive in spite of continuing difficult investment conditions.

Enquiries

Credit Suisse Group, Media Relations — Telephone +41 1 333 8844
Credit Suisse Media Relations — Telephone +41 1 333 8102
Credit Suisse Group, Investor Relations — Telephone +41 1 333 4570
Internet — http://www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of March 31, 2002, it reported assets under management of CHF 1,407.0 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: [illegible]
Title: Managing Director

Dated: June 20, 2002